BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca Supplementary Financial Information First Quarter 2024 Exhibit 99.3

BCE (1)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)		**Q1 2024**		Q1 2023	$ change	% change
Operating revenues						
Service		**5,192**		5,222	(30)	(0.6%)
Product		**819**		832	(13)	(1.6%)
Total operating revenues		**6,011**		6,054	(43)	(0.7%)
Operating costs		**(3,446)**		(3,516)	70	2.0%
Adjusted EBITDA (A)		**2,565**		2,538	27	1.1%
Adjusted EBITDA margin (B)(3)		***42.7%***		*41.9%*		*0.8 pts*
Severance, acquisition and other costs		**(229)**		(49)	(180)	n.m.
Depreciation		**(946)**		(918)	(28)	(3.1%)
Amortization		**(316)**		(283)	(33)	(11.7%)
Finance costs						
Interest expense		**(416)**		(344)	(72)	(20.9%)
Net return on post-employment benefit plans		**16**		27	(11)	(40.7%)
Impairment of assets		**(13)**		(34)	21	61.8%
Other (expense) income		**(38)**		121	(159)	n.m.
Income taxes		**(166)**		(270)	104	38.5%
Net earnings		**457**		788	(331)	(42.0%)
Net earnings attributable to:						
Common shareholders		**402**		725	(323)	(44.6%)
Preferred shareholders		**47**		46	1	2.2%
Non-controlling interest		**8**		17	(9)	(52.9%)
Net earnings		**457**		788	(331)	(42.0%)
Net earnings per common share - basic and diluted	**$**	**0.44**	$	0.79	$ (0.35)	(44.3%)
Dividends per common share	**$**	**0.9975**	$	0.9675	$ 0.0300	3.1%
Weighted average number of common shares outstanding - basic (millions)		**912.3**		912.1		
Weighted average number of common shares outstanding - diluted (millions)		**912.3**		912.3		
Number of common shares outstanding (millions)		**912.3**		912.2		
Adjusted net earnings and adjusted EPS						
Net earnings attributable to common shareholders		**402**		725	(323)	(44.6%)
Reconciling items:						
Severance, acquisition and other costs		**229**		49	180	n.m.
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans		**90**		(18)	108	n.m.
Net losses on investments		**6**		-	6	-
Impairment of assets		**13**		34	(21)	(61.8%)
Income taxes for the above reconciling items		**(85)**		(18)	(67)	n.m.
Non-controlling interest (NCI) for the above reconciling items		**(1)**		-	(1)	-
Adjusted net earnings (A)		**654**		772	(118)	(15.3%)
Adjusted EPS (A)	**$**	**0.72**	$	0.85	$ (0.13)	(15.3%)

n.m. : not meaningful

(A) Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to note 2.3, *Total of segments measures,* note 2.1, *Non-GAAP financial measures* and note 2.2, *Non-GAAP ratios* in the Accompanying Notes to this report for more information on these measures.

(B) Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

BCE Supplementary Financial Information - First Quarter 2024 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 24	TOTAL 2023	Q4 23	Q3 23	Q2 23	Q1 23
Operating revenues						
Service	**5,192**	21,154	5,348	5,281	5,303	5,222
Product	**819**	3,519	1,125	799	763	832
Total operating revenues	**6,011**	24,673	6,473	6,080	6,066	6,054
Operating costs	**(3,446)**	(14,256)	(3,906)	(3,413)	(3,421)	(3,516)
Adjusted EBITDA	**2,565**	10,417	2,567	2,667	2,645	2,538
Adjusted EBITDA margin	***42.7%***	*42.2%*	*39.7%*	*43.9%*	*43.6%*	*41.9%*
Severance, acquisition and other costs	**(229)**	(200)	(41)	(10)	(100)	(49)
Depreciation	**(946)**	(3,745)	(954)	(937)	(936)	(918)
Amortization	**(316)**	(1,173)	(299)	(295)	(296)	(283)
Finance costs						
Interest expense	**(416)**	(1,475)	(399)	(373)	(359)	(344)
Net return on post-employment benefit plans	**16**	108	27	27	27	27
Impairment of assets	**(13)**	(143)	(109)	-	-	(34)
Other (expense) income	**(38)**	(466)	(147)	(129)	(311)	121
Income taxes	**(166)**	(996)	(210)	(243)	(273)	(270)
Net earnings	**457**	2,327	435	707	397	788
Net earnings attributable to:						
Common shareholders	**402**	2,076	382	640	329	725
Preferred shareholders	**47**	187	48	47	46	46
Non-controlling interest	**8**	64	5	20	22	17
Net earnings	**457**	2,327	435	707	397	788
Net earnings per common share - basic and diluted	**$ 0.44**	$ 2.28	$ 0.42	$ 0.70	$ 0.37	$ 0.79
Dividends per common share	**$ 0.9975**	$ 3.8700	$ 0.9675	$ 0.9675	$ 0.9675	$ 0.9675
Weighted average number of common shares outstanding - basic (millions)	**912.3**	912.2	912.3	912.3	912.2	912.1
Weighted average number of common shares outstanding - diluted (millions)	**912.3**	912.2	912.3	912.3	912.5	912.3
Number of common shares outstanding (millions)	**912.3**	912.3	912.3	912.3	912.3	912.2
Adjusted net earnings and adjusted EPS						
Net earnings attributable to common shareholders	**402**	2,076	382	640	329	725
Reconciling items:						
Severance, acquisition and other costs	**229**	200	41	10	100	49
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	**90**	103	(6)	128	(1)	(18)
Net equity losses on investments in associates and joint ventures	**-**	581	204	-	377	-
Net losses (gains) on investments	**6**	(80)	(2)	1	(79)	-
Early debt redemption costs	**-**	1	-	-	1	-
Impairment of assets	**13**	143	109	-	-	34
Income taxes for the above reconciling items	**(85)**	(100)	(39)	(38)	(5)	(18)
NCI for the above reconciling items	**(1)**	2	2	-	-	-
Adjusted net earnings	**654**	2,926	691	741	722	772
Adjusted EPS	**$ 0.72**	$ 3.21	$ 0.76	$ 0.81	$ 0.79	$ 0.85

BCE Supplementary Financial Information - First Quarter 2024 Page 3

BCE (1) Segmented Data (In millions of Canadian dollars, except where otherwise indicated) (unaudited) Q1 2024 Q1 2023 $ change % change Operating revenues Bell Communication and Technology Services (Bell CTS) 5,375 5,367 8 0.1% Bell Media 725 780 (55) (7.1%) Inter-segment eliminations (89) (93) 4 4.3% Total 6,011 6,054 (43) (0.7%) Operating costs Bell CTS (2,927) (2,961) 34 1.1% Bell Media (608) (648) 40 6.2% Inter-segment eliminations 89 93 (4) (4.3%) Total (3,446) (3,516) 70 2.0% Adjusted EBITDA Bell CTS 2,448 2,406 42 1.7% Margin 45.5% 44.8% 0.7 pts Bell Media 117 132 (15) (11.4%) Margin 16.1% 16.9% (0.8) pts Total 2,565 2,538 27 1.1% Margin 42.7% 41.9% 0.8 pts Capital expenditures Bell CTS 975 1,052 77 7.3% Capital intensity (A)(3) 18.1% 19.6% 1.5 pts Bell Media 27 34 7 20.6% Capital intensity 3.7% 4.4% 0.7 pts Total 1,002 1,086 84 7.7% Capital intensity 16.7% 17.9% 1.2 pts (A) Capital intensity is defined as capital expenditures divided by operating revenues. BCE Supplementary Financial Information - First Quarter 2024 Page 4

BCE Segmented Data - Historical Trend (In millions of Canadian dollars, except where otherwise indicated) (unaudited) Q1 24 TOTAL 2023 Q4 23 Q3 23 Q2 23 Q1 23 Operating revenues Bell CTS 5,375 21,926 5,744 5,461 5,354 5,367 Bell Media 725 3,117 822 710 805 780 Inter-segment eliminations (89) (370) (93) (91) (93) (93) Total 6,011 24,673 6,473 6,080 6,066 6,054 Operating costs Bell CTS (2,927) (12,206) (3,325) (2,997) (2,923) (2,961) Bell Media (608) (2,420) (674) (507) (591) (648) Inter-segment eliminations 89 370 93 91 93 93 Total (3,446) (14,256) (3,906) (3,413) (3,421) (3,516) Adjusted EBITDA Bell CTS 2,448 9,720 2,419 2,464 2,431 2,406 Margin 45.5% 44.3% 42.1% 45.1% 45.4% 44.8% Bell Media 117 697 148 203 214 132 Margin 16.1% 22.4% 18.0% 28.6% 26.6% 16.9% Total 2,565 10,417 2,567 2,667 2,645 2,538 Margin 42.7% 42.2% 39.7% 43.9% 43.6% 41.9% Capital expenditures Bell CTS 975 4,421 975 1,123 1,271 1,052 Capital intensity 18.1% 20.2% 17.0% 20.6% 23.7% 19.6% Bell Media 27 160 54 36 36 34 Capital intensity 3.7% 5.1% 6.6% 5.1% 4.5% 4.4% Total 1,002 4,581 1,029 1,159 1,307 1,086 Capital intensity 16.7% 18.6% 15.9% 19.1% 21.5% 17.9% BCE Supplementary Financial Information - First Quarter 2024 Page 5

Bell CTS (1) (In millions of Canadian dollars, except where otherwise indicated) (unaudited) Q1 2024 Q1 2023 % change Bell CTS Operating revenues Wireless 1,774 1,723 3.0% Wireline data 2,012 2,001 0.5% Wireline voice 683 726 (5.9%) Other wireline services 81 78 3.8% External service revenues 4,550 4,528 0.5% Inter-segment service revenues 6 7 (14.3%) Operating service revenues 4,556 4,535 0.5% Wireless 684 626 9.3% Wireline 135 206 (34.5%) External/Operating product revenues 819 832 (1.6%) Total external revenues 5,369 5,360 0.2% Total operating revenues 5,375 5,367 0.1% Operating costs (2,927) (2,961) 1.1% Adjusted EBITDA 2,448 2,406 1.7% Adjusted EBITDA margin 45.5% 44.8% 0.7 pts Capital expenditures 975 1,052 7.3% Capital intensity 18.1% 19.6% 1.5 pts BCE Supplementary Financial Information - First Quarter 2024 Page 6

Bell CTS - Historical Trend Q1 24 TOTAL 2023 Q4 23 Q3 23 Q2 23 Q1 23 Bell CTS Operating revenues Wireless 1,774 7,120 1,803 1,828 1,766 1,723 Wireline data 2,012 8,084 2,030 2,032 2,021 2,001 Wireline voice 683 2,862 697 717 722 726 Other wireline services 81 312 81 78 75 78 External service revenues 4,550 18,378 4,611 4,655 4,584 4,528 Inter-segment service revenues 6 29 8 7 7 7 Operating service revenues 4,556 18,407 4,619 4,662 4,591 4,535 Wireless 684 2,885 961 672 626 626 Wireline 135 634 164 127 137 206 External/Operating product revenues 819 3,519 1,125 799 763 832 Total external revenues 5,369 21,897 5,736 5,454 5,347 5,360 Total operating revenues 5,375 21,926 5,744 5,461 5,354 5,367 Operating costs (2,927) (12,206) (3,325) (2,997) (2,923) (2,961) Adjusted EBITDA 2,448 9,720 2,419 2,464 2,431 2,406 Adjusted EBITDA margin 45.5% 44.3% 42.1% 45.1% 45.4% 44.8% Capital expenditures 975 4,421 975 1,123 1,271 1,052 Capital intensity 18.1% 20.2% 17.0% 20.6% 23.7% 19.6% (In millions of Canadian dollars, except where otherwise indicated) (unaudited) BCE Supplementary Financial Information - First Quarter 2024 Page 7

Bell CTS Metrics (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2024	Q1 2023	% change
Mobile phone subscribers(3)			
Gross subscriber activations	**507,439**	405,535	25.1%
Postpaid	**366,874**	272,609	34.6%
Prepaid	**140,565**	132,926	5.7%
Net subscriber activations (losses)	**25,208**	26,635	(5.4%)
Postpaid	**45,247**	43,289	4.5%
Prepaid	**(20,039)**	(16,654)	(20.3%)
Subscribers end of period(A)	**10,206,452**	9,902,492	3.1%
Postpaid(A)	**9,362,275**	9,039,947	3.6%
Prepaid	**844,177**	862,545	(2.1%)
Blended average revenue per user (ARPU) ($/month)(3)(A)	**58.14**	58.15	-
Blended churn (%) (average per month)(3)	**1.59%**	1.29%	*(0.30) pts*
Postpaid	**1.21%**	0.90%	*(0.31) pts*
Prepaid	**5.74%**	5.28%	*(0.46) pts*
Mobile connected device subscribers(3)			
Net subscriber activations	**66,406**	70,742	(6.1%)
Subscribers EOP	**2,798,954**	2,509,983	11.5%
Retail high-speed Internet subscribers(3)			
Retail net subscriber activations	**31,078**	27,274	13.9%
Retail subscribers EOP(B)(C)(D)	**4,496,712**	4,278,497	5.1%
Retail internet protocol television (IPTV) subscribers(3)(E)			
Retail IPTV net subscriber activations	**14,174**	10,899	30.0%
Retail IPTV subscribers EOP(D)	**2,084,516**	1,999,080	4.3%
Retail residential network access services (NAS)(3)			
Retail residential NAS lines net losses	**(43,911)**	(46,881)	6.3%
Retail residential NAS lines(D)	**1,977,706**	2,143,890	(7.8%)

(A) In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802.

(B) In Q1 2024, we removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base as we are no longer actively marketing this product in our wireless-to-the-home footprint.

(C) In Q1 2024, our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition.

(D) In Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(E) As of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.

BCE Supplementary Financial Information - First Quarter 2024 Page 8

Bell CTS Metrics - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 24	TOTAL 2023	Q4 23	Q3 23	Q2 23	Q1 23
Mobile phone subscribers						
Gross subscriber activations	**507,439**	2,224,555	712,310	603,770	502,940	405,535
Postpaid	**366,874**	1,608,503	564,784	423,364	347,746	272,609
Prepaid	**140,565**	616,052	147,526	180,406	155,194	132,926
Net subscriber activations (losses)	**25,208**	411,189	92,085	166,930	125,539	26,635
Postpaid	**45,247**	426,172	128,715	142,886	111,282	43,289
Prepaid	**(20,039)**	(14,983)	(36,630)	24,044	14,257	(16,654)
Subscribers end of period[(A)]	**10,206,452**	10,287,046	10,287,046	10,194,961	10,028,031	9,902,492
Postpaid[(A)]	**9,362,275**	9,422,830	9,422,830	9,294,115	9,151,229	9,039,947
Prepaid	**844,177**	864,216	864,216	900,846	876,802	862,545
Blended ARPU ($/month)[(A)]	**58.14**	59.08	58.71	60.28	59.16	58.15
Blended churn (%) (average per month)	**1.59%**	1.51%	2.03%	1.45%	1.27%	1.29%
Postpaid	**1.21%**	1.15%	1.63%	1.10%	0.94%	0.90%
Prepaid	**5.74%**	5.31%	6.15%	5.10%	4.68%	5.28%
Mobile connected device subscribers						
Net subscriber activations	**66,406**	293,307	78,746	64,282	79,537	70,742
Subscribers EOP	**2,798,954**	2,732,548	2,732,548	2,653,802	2,589,520	2,509,983
Retail high-speed Internet subscribers						
Retail net subscriber activations	**31,078**	187,126	55,591	79,327	24,934	27,274
Retail subscribers EOP[(B)(C)(D)]	**4,496,712**	4,473,429	4,473,429	4,417,838	4,338,511	4,278,497
Retail IPTV subscribers[(E)]						
Retail IPTV net subscriber activations	**14,174**	81,918	23,537	35,976	11,506	10,899
Retail IPTV subscribers EOP[(D)]	**2,084,516**	2,070,342	2,070,342	2,046,805	2,010,829	1,999,080
Retail residential NAS						
Retail residential NAS lines net losses	**(43,911)**	(176,612)	(38,347)	(41,776)	(49,608)	(46,881)
Retail residential NAS lines[(D)]	**1,977,706**	2,021,617	2,021,617	2,059,964	2,101,740	2,143,890

(A) In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802.

(B) In Q1 2024, we removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base as we are no longer actively marketing this product in our wireless-to-the-home footprint.

(C) In Q1 2024, our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition.

(D) In Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(E) As of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.

BCE Supplementary Financial Information - First Quarter 2024 Page 9

BCE
Net debt and other information

BCE - Net debt and preferred shares

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)

	March 31 2024	December 31 2023
Long-term debt	**31,283**	31,135
Debt due within one year	**6,386**	5,042
50% of preferred shares	**1,807**	1,834
Cash	**(789)**	(547)
Cash equivalents	**(171)**	(225)
Short-term investments	**(700)**	(1,000)
Net debt (A)	**37,816**	36,239
Net debt leverage ratio (A)	**3.62**	3.48

Cash flow information

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)

	Q1 2024	Q1 2023	$ change	% change
Free cash flow (FCF) (A)				
Cash flows from operating activities	**1,132**	1,247	(115)	(9.2%)
Capital expenditures	**(1,002)**	(1,086)	84	7.7%
Cash dividends paid on preferred shares	**(46)**	(55)	9	16.4%
Cash dividends paid by subsidiaries to non-controlling interest	**(14)**	(21)	7	33.3%
Acquisition and other costs paid	**15**	-	15	n.m.
FCF	**85**	85	-	-

Cash flow information - Historical trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)

	Q1 2024	TOTAL 2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023
FCF						
Cash flows from operating activities	**1,132**	7,946	2,373	1,961	2,365	1,247
Capital expenditures	**(1,002)**	(4,581)	(1,029)	(1,159)	(1,307)	(1,086)
Cash dividends paid on preferred shares	**(46)**	(182)	(46)	(35)	(46)	(55)
Cash dividends paid by subsidiaries to non-controlling interest	**(14)**	(47)	(12)	(13)	(1)	(21)
Acquisition and other costs paid	**15**	8	3	-	5	-
FCF	**85**	3,144	1,289	754	1,016	85

n.m. : not meaningful

(A) Net debt and free cash flow are non-GAAP financial measures and net debt leverage ratio is a capital management measure. Refer to note 2.1, *Non-GAAP financial measures* and note 2.4, *Capital management measures* in the Accompanying Notes to this report for more information on these measures.

BCE Supplementary Financial Information - First Quarter 2024 Page 10

BCE Consolidated Statements of Financial Position March 31 December 31 (In millions of Canadian dollars, except where otherwise indicated) (unaudited) 2024 2023 ASSETS Current assets Cash 789 547 Cash equivalents 171 225 Short-term investments 700 1,000 Trade and other receivables 3,929 4,031 Inventory 458 465 Contract assets 435 443 Contract costs 704 633 Prepaid expenses 385 230 Other current assets 274 264 Assets held for sale 55 60 Total current assets 7,900 7,898 Non-current assets Contract assets 272 292 Contract costs 744 779 Property, plant and equipment 30,357 30,352 Intangible assets 16,770 16,609 Deferred tax assets 121 96 Investments in associates and joint ventures 322 323 Post-employment benefit assets 3,285 2,935 Other non-current assets 1,799 1,714 Goodwill 10,997 10,942 Total non-current assets 64,667 64,042 Total assets 72,567 71,940 LIABILITIES Current liabilities Trade payables and other liabilities 4,345 4,729 Contract liabilities 817 811 Interest payable 335 332 Dividends payable 938 910 Current tax liabilities 170 268 Debt due within one year 6,386 5,042 Liabilities held for sale 15 15 Total current liabilities 13,006 12,107 Non-current liabilities Contract liabilities 277 277 Long-term debt 31,283 31,135 Deferred tax liabilities 4,981 4,869 Post-employment benefit obligations 1,227 1,278 Other non-current liabilities 1,421 1,717 Total non-current liabilities 39,189 39,276 Total liabilities 52,195 51,383 EQUITY Equity attributable to BCE shareholders Preferred shares 3,614 3,667 Common shares 20,859 20,859 Contributed surplus 1,241 1,258 Accumulated other comprehensive income (loss) 46 (42) Deficit (5,711) (5,513) Total equity attributable to BCE shareholders 20,049 20,229 Non-controlling interest 323 328 Total equity 20,372 20,557 Total liabilities and equity 72,567 71,940 Number of common shares outstanding (millions) 912.3 912.3 BCE Supplementary Financial Information - First Quarter 2024 Page 11

BCE
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	**Q1 2024**	Q1 2023	$ change
Net earnings	**457**	788	(331)
Adjustments to reconcile net earnings to cash flows from operating activities			
Severance, acquisition and other costs	**229**	49	180
Depreciation and amortization	**1,262**	1,201	61
Post-employment benefit plans cost	**44**	31	13
Net interest expense	**384**	330	54
Impairment of assets	**13**	34	(21)
Losses on investments	**6**	-	6
Income taxes	**166**	270	(104)
Contributions to post-employment benefit plans	**(18)**	(15)	(3)
Payments under other post-employment benefit plans	**(16)**	(15)	(1)
Severance and other costs paid	**(46)**	(25)	(21)
Interest paid	**(448)**	(439)	(9)
Income taxes paid (net of refunds)	**(335)**	(164)	(171)
Acquisition and other costs paid	**(15)**	-	(15)
Change in contract assets	**28**	45	(17)
Change in wireless device financing plan receivables	**57**	41	16
Net change in operating assets and liabilities	**(636)**	(884)	248
Cash flows from operating activities	**1,132**	1,247	(115)
Capital expenditures	**(1,002)**	(1,086)	84
Cash dividends paid on preferred shares	**(46)**	(55)	9
Cash dividends paid by subsidiaries to non-controlling interest	**(14)**	(21)	7
Acquisition and other costs paid	**15**	-	15
Free cash flow	**85**	85	-
Business acquisitions	**(82)**	(25)	(57)
Acquisition and other costs paid	**(15)**	-	(15)
Short-term investments	**300**	-	300
Spectrum licences	**(104)**	(11)	(93)
Other investing activities	**(10)**	31	(41)
Increase (decrease) in notes payable	**979**	(83)	1,062
Increase in securitized receivables	**-**	500	(500)
Issue of long-term debt	**2,191**	1,504	687
Repayment of long-term debt	**(2,113)**	(299)	(1,814)
Repurchase of a financial liability	**-**	(149)	149
Issue of common shares	**-**	10	(10)
Purchase of shares for settlement of share-based payments	**(104)**	(93)	(11)
Repurchase of preferred shares	**(38)**	(31)	(7)
Cash dividends paid on common shares	**(883)**	(839)	(44)
Other financing activities	**(18)**	(8)	(10)
	103	507	(404)
Net increase in cash	**242**	552	(310)
Cash at beginning of period	**547**	99	448
Cash at end of period	**789**	651	138
Net (decrease) increase in cash equivalents	**(54)**	40	(94)
Cash equivalents at beginning of period	**225**	50	175
Cash equivalents at end of period	**171**	90	81

BCE Supplementary Financial Information - First Quarter 2024 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 24	TOTAL 2023	Q4 23	Q3 23	Q2 23	Q1 23
Net earnings	**457**	2,327	435	707	397	788
Adjustments to reconcile net earnings to cash flows from operating activities						
Severance, acquisition and other costs	**229**	200	41	10	100	49
Depreciation and amortization	**1,262**	4,918	1,253	1,232	1,232	1,201
Post-employment benefit plans cost	**44**	98	23	23	21	31
Net interest expense	**384**	1,408	374	358	346	330
Impairment of assets	**13**	143	109	-	-	34
Losses (gains) on investments	**6**	(80)	(2)	1	(79)	-
Net equity losses on investments in associates and joint ventures	**-**	581	204	-	377	-
Income taxes	**166**	996	210	243	273	270
Contributions to post-employment benefit plans	**(18)**	(52)	(12)	(12)	(13)	(15)
Payments under other post-employment benefit plans	**(16)**	(64)	(16)	(16)	(17)	(15)
Severance and other costs paid	**(46)**	(178)	(59)	(55)	(39)	(25)
Interest paid	**(448)**	(1,486)	(326)	(451)	(270)	(439)
Income taxes paid (net of refunds)	**(335)**	(700)	(169)	(167)	(200)	(164)
Acquisition and other costs paid	**(15)**	(8)	(3)	-	(5)	-
Change in contract assets	**28**	(11)	(81)	(8)	33	45
Change in wireless device financing plan receivables	**57**	(46)	(127)	16	24	41
Net change in operating assets and liabilities	**(636)**	(100)	519	80	185	(884)
Cash flows from operating activities	**1,132**	7,946	2,373	1,961	2,365	1,247
Capital expenditures	**(1,002)**	(4,581)	(1,029)	(1,159)	(1,307)	(1,086)
Cash dividends paid on preferred shares	**(46)**	(182)	(46)	(35)	(46)	(55)
Cash dividends paid by subsidiaries to non-controlling interest	**(14)**	(47)	(12)	(13)	(1)	(21)
Acquisition and other costs paid	**15**	8	3	-	5	-
Free cash flow	**85**	3,144	1,289	754	1,016	85
Business acquisitions	**(82)**	(222)	(2)	1	(196)	(25)
Business dispositions	**-**	209	-	1	208	-
Acquisition and other costs paid	**(15)**	(8)	(3)	-	(5)	-
Short-term investments	**300**	(1,000)	(1,000)	-	-	-
Spectrum licences	**(104)**	(183)	(24)	(3)	(145)	(11)
Other investing activities	**(10)**	(4)	(3)	(16)	(16)	31
Increase (decrease) in notes payable	**979**	(646)	(162)	(300)	(101)	(83)
(Decrease) increase in securitized receivables	**-**	-	-	-	(500)	500
Issue of long-term debt	**2,191**	5,195	1,331	1,161	1,199	1,504
Repayment of long-term debt	**(2,113)**	(1,858)	(293)	(920)	(346)	(299)
Repurchase of a financial liability	**-**	(149)	-	-	-	(149)
Issue of common shares	**-**	18	-	-	8	10
Purchase of shares for settlement of share-based payments	**(104)**	(223)	(44)	(44)	(42)	(93)
Repurchase of preferred shares	**(38)**	(140)	(50)	(27)	(32)	(31)
Cash dividends paid on common shares	**(883)**	(3,486)	(882)	(883)	(882)	(839)
Other financing activities	**(18)**	(24)	(4)	(5)	(7)	(8)
	103	(2,521)	(1,136)	(1,035)	(857)	507
Net increase (decrease) in cash	**242**	448	(22)	119	(201)	552
Cash at beginning of period	**547**	99	569	450	651	99
Cash at end of period	**789**	547	547	569	450	651
Net (decrease) increase in cash equivalents	**(54)**	175	175	(400)	360	40
Cash equivalents at beginning of period	**225**	50	50	450	90	50
Cash equivalents at end of period	**171**	225	225	50	450	90

BCE Supplementary Financial Information - First Quarter 2024 Page 13

BCE Supplementary Financial Information – First Quarter 2024 Page 14 Accompanying Notes (1) Our results are reported in two segments: Bell Communication and Technology Services (Bell CTS) and Bell Media. Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. (2) Non-GAAP and other financial measures BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance. National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:  Non-GAAP financial measures;  Non-GAAP ratios;  Total of segments measures;  Capital management measures; and  Supplementary financial measures. This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this report to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive. (2.1) Non-GAAP financial measures A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance. Below are descriptions of the non-GAAP financial measures that we use in this report to explain our results. Reconciliations to the most directly comparable IFRS financial measures on a consolidated basis are set out earlier in this report. Adjusted net earnings The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in

BCE Supplementary Financial Information – First Quarter 2024 Page 15 associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most directly comparable IFRS financial measure is net earnings attributable to common shareholders. Refer to pages 2 and 3 of this report for a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis. Free cash flow The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities. Refer to pages 10, 12 and 13 of this report for a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis. Net debt The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies. We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash, cash equivalents and short-term investments. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. Refer to page 10 of this report for a reconciliation of long-term debt to net debt on a consolidated basis.

BCE Supplementary Financial Information – First Quarter 2024 Page 16 (2.2) Non-GAAP ratios A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components. Adjusted EPS The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see note 2.1 – Non-GAAP financial measures above. We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. (2.3) Total of segments measures A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements. Adjusted EBITDA We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table provides reconciliations of net earnings to adjusted EBITDA on a consolidated basis.

	Q1 2024	Total 2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Net earnings	457	2,327	435	707	397	788
Severance, acquisition and other costs	229	200	41	10	100	49
Depreciation	946	3,745	954	937	936	918
Amortization	316	1,173	299	295	296	283
Finance costs						
Interest expense	416	1,475	399	373	359	344
Net return on post-employment benefit plans	(16)	(108)	(27)	(27)	(27)	(27)
Impairment of assets	13	143	109	-	-	34
Other expense (income)	38	466	147	129	311	(121)
Income taxes	166	996	210	243	273	270
Adjusted EBITDA	**2,565**	10,417	2,567	2,667	2,645	2,538

(2.4) Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE's consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company's capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – *Presentation of Financial Statements.* BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see note 2.1, *Non-GAAP financial measures* above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

(2.5) Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures' labelling is not sufficiently descriptive.

BCE Supplementary Financial Information – First Quarter 2024 Page 17

BCE Supplementary Financial Information – First Quarter 2024 Page 18 (3) Key performance indicators (KPIs) In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers. Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Capital intensity is defined as capital expenditures divided by operating revenues. Mobile phone blended ARPU is defined as Bell CTS wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month. Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance. Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability. Wireline subscriber unit(1) consists of an active revenue-generating unit with access to our services, including retail Internet, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.  Retail Internet and IPTV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit or a business location  Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number (1) As of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.